DURHAM JONES & PINEGAR, P.C. 111 South Main, Suite 2400 Salt Lake City, Utah 84111 801.415.3000 801.415.3500 Fax www.djplaw.com	Kevin R. Pinegar Attorney at Law Direct: 801.297.1133 KPinegar@djplaw.com

VIA EDGAR

March 11, 2020

Ms. Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE

Washington, D.C.  20549

Re:                             Evans & Sutherland Computer Corporation Schedule 14D-9 filed on February 27, 2020

File No. 005-09915

Dear Ms. Chalk:

On behalf of our client, Evans & Sutherland Computer Corporation (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 3, 2020, with respect to the Company’s Schedule 14D-9 filed on February 27, 2020 (File No. 005-09915) (the “Schedule 14D-9”).

In connection with these responses, the Company today filed with the Commission via EDGAR, an amendment to the Schedule 14D-9 (“Amendment No. 1”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9. All references to page numbers in these responses are to the page numbers of the Schedule 14D-9 as originally filed.

Item 4. The Solicitation or Recommendation, pages 13-32

1.                   You disclose that the Board considered alternative proposals contained in the Initial Proposal, but determined it was not interested in an investment by Mirasol or its affiliates instead of an acquisition. Please describe all alternatives proposed and why each was rejected in favor of the Offer followed by the Merger.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 12 and 13 of the Schedule 14D-9 to add a description of the convertible preferred equity

Ms. Christina Chalk

March 11, 2020

investment alternative that was part of Mirasol Capital’s Initial Proposal and a summary of the Board’s reasons for rejecting that alternative.

2.                   The disclosure on page 13 states that “the Board unanimously recommends that shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.” Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state the Company’s position with respect to the Offer. Alternatively, please clarify that the Board’s recommendation is being made on behalf of the Company.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 11, 13 and 16 of the Schedule 14D-9 to clarify that the Board’s recommendation is made on behalf of the Company.

3.                   The disclosures on pages 31 and 32 indicate that the Projections contain non-GAAP financial measures. Please advise us how these disclosures comply with Rule 100 of Regulation G or, alternatively, provide the required reconciliation or explain in your response letter why compliance with Regulation G is not required.

RESPONSE: As discussed with the Staff in our telephone call on March 5, 2020, in response to the Staff’s comment, the Company affirms to the Staff that the Company considered the applicability of Rule 100(a) of Regulation G to the disclosure regarding the Projections on pages 31 and 32 of the Schedule 14D-9, but concluded for the following reasons that Regulation G does not apply to such disclosure and therefore, a reconciliation of the differences between the non-GAAP financial measures disclosed with the most comparable financial measures calculated and presented in accordance with GAAP is not required. As discussed with the Staff, the Company respectfully refers to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff explained that, so long as financial measures are included in forecasts provided to a financial advisor for the purpose of rendering an opinion that is materially related to the applicable business combination transaction, and the forecasts are being disclosed to comply with requirements under state law, including case law, regarding the disclosure of the financial advisor’s analyses or substantive work, then such financial measures would be excluded from the definition of non-GAAP financial measures and thus would not be subject to Item 10(e) of Regulation S-K and Regulation G. The Company notes that it included the summary of the Projections in the Schedule 14D-9 because the Company provided the Projections to its financial advisor, Boenning, for the purpose of rendering its fairness opinion in connection with the transaction. The Company also provided the Projections to the Board in connection with its consideration of the Contemplated Transactions and Boenning’s valuation analysis. The Company believes that it had an obligation to disclose a summary of the Projections under applicable law, including applicable case law, in order to provide a fair summary of certain of Boenning’s financial analyses and its substantive work, and because the Projections were relied upon by the Board in connection with its consideration of the Contemplated Transactions.

Ms. Christina Chalk

March 11, 2020

Amendment No. 1 also includes corrections to immaterial typographical errors on pages 16 and 30 of the Schedule 14D-9. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (801) 297-1133 or by email at kpinegar@djplaw.com.

Sincerely,

DURHAM JONES & PINEGAR, P.C.

/s/ Kevin R. Pinegar

Kevin R. Pinegar

KRP

cc:                                Jeffrey M. Jones, Esq. (Durham Jones & Pinegar, P.C.)

Jonathan A. Shaw (Evans & Sutherland Computer Corporation) (via email)

Paul L. Dailey (Evans & Sutherland Computer Corporation) (via email)

James R. Griffin, Esq. (Weil, Gotshal & Manges LLP) (via email)